Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

April 30, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mary Cole

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Registration Statement on Form N-2 (File No. 333-176182)

Post-Effective Amendment No. 1 filed April 23, 2013

Dear Ms. Cole:

I am writing to follow-up our conversation this morning. On behalf of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Fund”), I hereby request selective review of the above-referenced Post-Effective Amendment No. 1 that was filed April 23, 2013. The reasons that I believe that selective review is appropriate are:

1.	The primary purpose of the amendment as to include the Fund’s audited financial statements for the year ended December 31, 2012 in order to comply with Section 10(a) of the Securities Act of 1933.

2.	At the same time, the Fund updated a number of sections of the prospectus to include information that had previously been provided to prospective investors by supplements filed with the SEC, including items such as:

a.	Updated information about the status and results of the offering through March 31, 2013, and deleted references to the escrow of subscription proceeds until the minimum offering amount was reached, since the minimum offering amount was reached in July 2012.

b.	Added disclosure as to the date and amount of distributions made to investors through March 31, 2013.

c.	Added disclosure of changes in the offering price of the Fund’s shares.

d.	Added information about the Fund’s portfolio as of March 31, 2013, including information as to the number of investments held, a list of all investments, the current yield of investments, the yield to maturity of investments, the breakdown of investments by type, the breakdown of investments by industry, and a debt maturity schedule by year.

Investment Law Group

OF GILLETT, MOTTERN & WALKER, LLC

Letter to Mary Cole, Esq.

April 30, 2013

e.	Added disclosure of an Expense Reimbursement Agreement entered into by the Fund and its investment manager, under which the investment manager has agreed to bear certain fund expenses until the Fund becomes financially self-supporting, which the Fund estimates will occur when it reaches $75 million in assets.

f.	Recalculated the table of cumulative expenses that would be borne by investors based on more current information about the range of expenses being incurred by the Fund, and after giving effect to the Expense Reimbursement Agreement discussed in the prior paragraph.

g.	Substituted (i) Cecilia Shea for Joseph Doncheski as the chief financial officer, (ii) Gino Malaspina for Rishi Desai as the chief compliance officer, and (iii) Bhavin Shah for Quinlan D. Fang as a member of the Fund’s investment committee where appropriate.

h.	Updated disclosure of share ownership of control persons and principal shareholders.

i.	Updated Exhibit Table in Item 25 of Part II to incorporate various exhibits previously filed by Form 8-K.

j.	Updated Expense Table in Item 27 of Part II to reflect current information about the level of expenses that will be incurred in the offering.

3.	Among the items that did not change were:

a.	The Fund did not change its investment strategy.

b.	There is no disclosure of any changes to key third parties, such as the board of directors, investment manager, auditor, custodian or transfer agent.

c.	There are no material impairments to any material assets.

d.	There is no disclosure of any event or circumstance that would be considered a material adverse event to existing investors in the Fund.

I hope this assists your review and please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc: Gurpreet S. Chandhoke